SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               _________________

                                 SCHEDULE 13D/A

                  Under the Securities Exchange Act of 1934*
                                (Amendment No. 2)

                            Bank Plus Corporation
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                   064446107
                                (CUSIP Number)

                              Jeffrey L. Gendell
     200 Park Avenue, Suite 3900, New York, New York 10166 (212) 692-3695
                 (Name, address and telephone number of person
              authorized to receive notices and communications)

                               August 14, 1998
            (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]


     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                                [page 1 of 14]

13D
CUSIP No. 064446107
_____________________________________________________________________________
     (1)    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON
                                           Tontine Partners, L.P.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a) [X]
                                                                  (b) [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            WC, 00
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________
BENEFICIALLY   (8)  SHARED VOTING POWER
                                                256,000
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                256,000
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                256,000
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                1.3%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 PN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                               [page 2 of 14]

13D
CUSIP No. 064446107
____________________________________________________________________________
     (1)    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON
                                           Tontine Financial Partners, L.P.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            WC, 00
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________
BENEFICIALLY   (8)  SHARED VOTING POWER
                                                976,200
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                976,200
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                976,200
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 5.0%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 PN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                [page 3 of 14]

13D
CUSIP No. 064446107
____________________________________________________________________________
     (1)    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON
                                           Tontine Management, L.L.C.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            00
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________
BENEFICIALLY   (8)  SHARED VOTING POWER
                                                1,232,200
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                1,232,200
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                1,232,200
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 6.4%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 00
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                [page 4 of 14]

13D
CUSIP No. 064446107
____________________________________________________________________________
     (1)    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON
                                           Tontine Overseas Associates, L.L.C.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            00
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________
BENEFICIALLY   (8)  SHARED VOTING POWER
                                                704,400
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                704,400
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                704,400
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 3.6%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 IA
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                [page 5 of 14]

13D
CUSIP No. 064446107
____________________________________________________________________________
     (1)    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON
                                                  Jeffrey L. Gendell
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a) [X]
                                                                  (b) [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                                   00
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
_____________________________________________________________________________
NUMBER OF     (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________
BENEFICIALLY   (8)  SHARED VOTING POWER
                                                1,936,600
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                1,936,600
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                1,936,600
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                9.99%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                               [page 6 of 14]

     The Schedule 13D, initially filed on September 12, 1997 (the "Schedule 13D") and amended on November 6, 1997, by Tontine Partners, L.P. ("TP"), Tontine Financial Partners, L.P. ("TFP"), Tontine Management, L.L.C. ("TM"), Tontine Overseas Associates, L.L.C. ("TOA"), and Jeffrey L. Gendell, relating to the common stock, $.01 par value (the "Common Stock"), of Bank Plus Corporation (the "Company"), whose principal executive offices are located at 4565 Colorado Boulevard, Los Angeles, California 90039, is hereby amended by this Amendment No. 2 to the Schedule 13D. The purpose of this Amendment No. 2 to the Schedule 13D is to express the views and recommendations of the Reporting Persons relating to the current operations of the Company and the need to maximize shareholder value as more fully described in Item 4 below and in the letter to the Board of Directors of the Company attached as Exhibit 2 hereof.

Item 3.     Source and Amount of Funds and Other Consideration.

Item 3 is hereby amended and restated as follows:

     The net investment cost (including commissions, if any) of the shares of Common Stock held by TP, TFP, TOF and TFPO is $2,984,598, $11,239,926, $5,823,458, and $2,465,158, respectively. Mr. Gendell does not own directly any shares of Common Stock.

       The shares of Common Stock held by TP, TFP, TOF and TFPO were purchased with working capital and on margin.

       TP's margin transactions are with Furman Selz LLC, on such firm's usual terms and conditions. TFP's margin transactions are with Furman Selz LLC, on such firm's usual terms and conditions. TOF's margin transactions are with Furman Selz LLC, on such firm's usual terms and conditions. TFPO's margin transactions are with Furman Selz, L.L.C., on such firm's usual terms and conditions. All or part of the shares of Common Stock held by TP, TFP, TOF or TFPO may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to TP, TFP, TOF or TFPO. Such loans bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.

Item 4.     Purpose of Transaction.

Item 4 is hereby amended and restated as follows:

	The purpose of this amendment to the Schedule 13D is to express the views and recommendations of the Reporting Persons relating to the current operations of the Company and the need to maximize shareholder value. As more fully expressed in letter attached as Exhibit 2 hereof, the Reporting Persons urge the Board of Directors to cease the Company's engagement in further sub prime lending operations and to retain an investment bank to review the possibility of the sale of the Company. In addition, the Reporting Persons intend to vote against any acquisition by the Company until the current management team is replaced.

                                 [page 7 of 14]

Item 5.     Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:
       A. Tontine Partners, L.P.
              (a) Aggregate number of shares beneficially owned: 256,000
                         Percentage: 1.3%  The percentages used herein and in
the rest of Item 5 are calculated based upon the 19,367,203 shares of Common Stock issued and outstanding as of April 29, 1998, as reflected in the Company's Form 10Q for the period ending March 31, 1998.
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 256,000
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition: 256,000
              (c) TP did not enter into any transactions in the Common Stock of the Company within the last 60 days.
              (d) TM, the general partner of TP, has the power to direct the affairs of TP, including decisions respecting the disposition of the proceeds from the sale of the shares. Mr. Gendell is the Managing Member of TM and in that capacity directs its operations.
              (e) Not Applicable.

       B. Tontine Financial Partners, L.P.
              (a) Aggregate number of shares beneficially owned: 976,200
                         Percentage: 5.0%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 976,200
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition:
                         976,200
              (c) TFP did not enter into any transactions in the Common Stock of the Company within the last 60 days.
              (d) TM, the general partner of TFP, has the power to direct the affairs of TFP, including decisions respecting the disposition of the proceeds from the sale of the shares. Mr. Gendell is the Managing Member of TM and in that capacity directs its operations.
              (e)  Not Applicable.

      C. Tontine Management, L.L.C.
              (a) Aggregate number of shares beneficially owned: 1,232,200
                         Percentage: 6.4%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 1,232,200
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition:
                       1,232,200
              (c) TM did not enter into any transactions in the Common Stock of the Company within the last 60 days.



                                 [page 8 of 14]

              (d) Mr. Gendell is the Managing Member of TM and has the power to direct the affairs of TP and TFP, including decisions respecting the disposition of the proceeds from the sale of the shares with respect to TP and TFP.
              (e)  Not Applicable.

      D. Tontine Overseas Associates, L.L.C.
              (a) Aggregate number of shares beneficially owned: 704,400
                         Percentage: 3.6%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 704,400
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition: 704,400
              (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock on behalf of clients (including TOF and TFPO) within the last 60 days, which were all in the open market, are set forth in Schedule A and are incorporated by reference.
              (d) Each of the clients of TOA has the power to direct the receipt of dividends from or the proceeds of sale of such shares.
              (e) Not Applicable.

       E. Jeffrey L. Gendell.

            (a) Aggregate number of shares beneficially owned: 1,936,600
                       Percentage: 9.99%
            (b) 1.  Sole power to vote or direct vote: -0-
                2.  Shared power to vote or direct vote: 1,936,600
                3.  Sole power to dispose or direct the disposition: -0-
                4.  Shared power to dispose or direct the disposition:
                       1,936,600
            (c) Mr. Gendell did not enter into any transactions in the Common Stock of the Company within the last 60 days. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last 60 days on behalf of TFPO, which were all in the open market, are set forth in Schedule A, and are incorporated by reference.
             (d)  Not applicable.
             (e)  Not applicable.

Item 7     Materials to be Filed as Exhibits

Item 7 is hereby amended and restated as follows:

There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended.

In addition, there is filed herewith as Exhibit 2 a letter from the Reporting Persons to the Company expressing certain views and recommendations of the Reporting Persons relating to the current operations of the Company and the need to maximize shareholder value.
                                 [page 9 of 14]

                                 SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  August 14, 1998             /s/ JEFFREY L. GENDELL
                                    Jeffrey L. Gendell, individually, and as
                                    managing member of
                                    Tontine Management, L.L.C.,
                                    general partner of
                                    Tontine Partners, L.P.
                                    & Tontine Financial Partners, L.P.,
                                    and as managing member of
                                    Tontine Overseas Associates, L.L.C.




































                                 [page 10 of 14]

                                 Schedule A

TONTINE OVERSEAS ASSOCIATES, L.L.C. - MANAGED ACCOUNTS

                                                       Price Per Share
Date of                       Number of Shares         (including commissions,
Transaction      Client       Purchased/(Sold)          if any)

07/31/98          TFPO            1,900                     10.19









































                                 [page 11 of 14]

                                                                    Exhibit 2

August 14, 1998


Board of Directors
Bank Plus Corporation
4565 Colorado Blvd.
Los Angeles, CA 90039

Dear Members of the Board of Directors:

            After reviewing the second quarter earnings of Bank Plus Corporation (the "Company"), it has become necessary for us, as your largest shareholder, to relay our grave concerns and lack of confidence with the current operating management of the Company. Over the past four years, this management team has raised fresh capital from the two large recapitalizations, yet it has been unable to revitalize the franchise. As a result, we are calling for the Board to immediately hire an investment banking firm to analyze the potential sale of the Company as a means of maximizing shareholder value. If an outright sale is not the recommendation of the investment banking firm, then we call for the immediate replacement of the current management group. The current merger environment in California has caused a large number of highly qualified senior managers to leave their respective firms and many of these people would be attractive candidates to revitalize the organization.

            The strong economy has provided a favorable operating environment for most California financial institutions. A vast majority of non-performing real estate assets have been sold or restructured and both consumer and business lending activity has been vibrant. As a result, operating income for most financial institutions has expanded dramatically as credit costs have plunged amid strong loan demand. As you know, this has led to increased acquisition activity and five of the top ten deposit franchises in California have been sold in the last year.

            On the other hand, the Company's management team has focused on expanding lending activity to the sub prime credit card industry which is among the riskiest lending activities currently allowed by the regulators. Despite the higher lending rates, our Company's margins have narrowed, operating expenses have soared and non-performing loans are trending upward at an accelerating pace. This management team has added over $200 million of very low quality credit card loans in the


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                              PAGE 12 OF 14 PAGES
past year and delinquent accounts in this portfolio have soared to nearly 12%. May we remind you, this management team proclaimed the virtues of their sub prime credit card lending during the first quarter investor conference call. In the second quarter review, management called the results disappointing but they are trying to make up for the shortfall in profits by growing volume - a recipe for disaster.

            We are also shocked to see the Company announce that they were contemplating a major acquisition. This Company has neither the currency nor the capital to support anything other than a minor fill-in acquisition - assuming management demonstrates it can manage the existing business. Therefore, we urge you to call off any acquisition discussion other than the sale of your institution. We intend to vote against any acquisition by Bank
                           -------------------------------------------------
Plus, no matter how accretive the projections claim, until you replace the
--------------------------------------------------------------------------
current management team.
-----------------------

            We own 1,936,600 shares or 9.99% of the shares outstanding, while Richard Greenwood, the current CEO, owns only 12,500 shares according to the Company's March 30, 1998 proxy. Mr. Greenwood has not purchased shares in over two years which we believe indicates his lack of confidence in his own management ability.

            It is time for our Board of Directors to act. As a shareholder, we have very little clout or ability to affect change other than through letters such as this and through our vote for directors. As Board members, it is your fiduciary responsibility to review operations and halt practices which could lead to further reductions in shareholder value or the failure of the institution. It is very clear that the current lending programs are having a negative impact on financial results. We can only hope that each one of you has studied the write-off experience of other sub prime lenders and the potential risk this program poses to our balance sheet. If not, the carcasses of several financial institutions that tried the same lending programs serve as excellent case studies. We believe it is still early enough to save this Company, but, if it is not saved, shareholders will hold the management team and the Board of Directors accountable for the failure
---
to act in a timely fashion.

            For these reasons, we are calling for the Board of Directors to immediately shut down this sub prime lending business before it renders a lethal blow to the Company. Our experience has shown that estimated losses will double or triple as management bases their assumptions on computer modeling rather than real life experience. The current management team does not have the skill or the experience to run a business such as this.




                              PAGE 13 OF 14 PAGES

            After halting these risky lending programs, we are calling on the Board of Directors to immediately hire an investment bank to review the possibility of the sale of the Company. There are numerous potential buyers, although the rapidly deteriorating loan portfolio may reduce the bidding field. The advantage of the sale is that the acquiror can take one time merger charges to offset the write-offs that may be required as an ongoing entity. Furthermore, the sale to an in-market competitor for stock would allow all shareholders to capture the added value of an accretive acquisition. If Bank Plus were to be sold, any acquiror would clearly penalize the Company for its low quality loan portfolio. However, shareholders may be able to recapture part of this markdown if the resulting organization can sell the assets at higher prices. It is also easier to reduce personnel and occupancy costs during a merger rather than an internal reorganization. This is a very viable deposit organization and we believe there would be aggressive bidders in an auction situation. If the investment bank believes the organization needs to improve the operating performance before sale, we urge you to find a new CEO from the numerous potential candidates that have left their respective institutions due to the recent merger activity.

            The responsibility of insuring sound management of this organization is now up to you. Many of you were around to watch the same management team work through a first and second recapitalization. Do you wish to be the only thrift to experience a hat trick of recapitalizations while the industry's profits are booming? Several of you also own a reasonable number of shares. Think about what you have heard from management and the subsequent results. Clearly, you must be as disappointed as we are at the performance of the Company, and we can only hope that you take action before the current malaise on this Company becomes a fatal disease. I believe that no public thrift has gone bankrupt since 1992, and I hope Bank Plus is not the exception to that trend.

            Please feel free to call me at any time at (212) 692-3695. We are always open to discussing our views.

Sincerely,


Jeffrey L. Gendell,
as managing member of Tontine Management, L.L.C. and Tontine Overseas Associates, L.L.C.




                              PAGE 14 OF 14 PAGES